Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated October 3, 2012

This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Capped Contingent Buffered Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index and Hang Seng China Enterprises Index, Each Converted into U.S. Dollars, due October 23, 2013

The notes are designed for investors who seek unleveraged exposure to the appreciation of a basket of Chinese and Hong Kong indices, each converted into U.S. dollars, up to a Maximum Return of at least 26.75%, and who anticipate that the Ending Basket Level will not be less than the Initial Basket Level by more than 15%.

Trade Details/Characteristics

Basket (Equally Weighted)	Hang Seng Index ("HSI"), 50% Hang Seng China Enterprises Index ("HSCEI"), 50%
Currency	USD
Contingent Buffer Amount	15.00%
Maximum Return	At least 26.75% (to be determined on the pricing date)
Basket Return	(Ending Basket Level - Starting Basket Level) / Initial Basket Level
Starting Basket Level	100
Ending Basket Level	Basket Closing Level on the Observation Date
Basket Closing Level	100 × [1 + ((HSCEI Return × HSCEI Weight) + (HSI Return × HSI Weight))]
Index Return	(Ending Index Level - Initial Index Level) / Initial Index Level
Initial Index Level	Adjusted Index Level of that index on the Pricing Date
Ending Index Level	Adjusted Index Level of that index on the Observation Date
Adjusted Index Level	With respect to an index on any day, the index closing level of that index on that day *multiplied* by the Exchange Rate of that index on the Observation Date
Exchange Rate	One *divided* by the amount of Underlying Currency of that index per U.S. Dollar
Underlying Currency	Hong Kong Dollar
Maximum Potential Loss	100.00%
Pricing Date	October 5, 2012
Observation Date	October 18, 2013
Maturity	October 23, 2013
Settlement	Cash
Payment At Maturity	*If the Ending Basket Level is greater than the Starting Basket Level:* $1,000 + ($1,000 x Basket Return), subject to the Maximum Return *If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 15.00%, you will receive the principal amount of your notes* *If the Ending Basket Level is less than the Starting Basket Level by more than 15.00%:* $1,000 + ($1,000 x Basket Return)

Hypothetical Payout For Notes



Basket Performance
Total Return
Payout on a $1,000 note investment
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-30%
-20%
-10%
0%
10%
20%
30%
40%
Index Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Basket Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.
The following table and graph above illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this slide is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a Maximum Return of 26.75% and reflects the Contingent Buffer Amount of 15.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 26.75%.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Changes in the levels and Exchange Rates of the indices may offset each other.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- Your maximum gain is limited to the Maximum Return.
- The notes are subject to the credit risk of JPMorgan Chase & Co.
- The Hong Kong Dollar does not float freely.The notes are subject to currency exchange risk.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- The benefit provided by the Contingent Buffer may terminate on the Observation Date.
- You will not receive any interest payments and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of securities composing the indices would have.
- Lack of liquidity — J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Many economic factors, such as index and exchange rate volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Hypothetical Payout For Notes

Ending Basket Level	Basket Return	Total Return
150.00	50.00%	26.75%
130.00	30.00%	26.75%
126.50	26.75%	26.75%
125.00	25.00%	25.00%
115.00	15.00%	15.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
74.99	-15.01%	-15.01%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
0.00	-100.00%	-100.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest. you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively. JPMorgan Chase & Co.. any agent or any dealer participating in the this offering will arrange to send you the prospectus. the prospectus supplement as well as any relevant product supplement. underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
Chase & Co. and its affiliates do not
Investment suitability must be determined individually for each investor. and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting. legal. regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA. NYSE and SIPC. Clients should contact their salespersons at. and execute transactions through. a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: October 3. 2012

J.P.Morgan

Hypothetical Examples of Amounts Payable at Maturity
Example 1: The level of the Basket increases from the Starting Basket Level of
100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket
Level of 100 and the Basket Return of 5% does not exceed the hypothetical
Maximum Return of 26.75%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows: $1,000 + ($1,000 []
5.00%) = $1,050

Example 2: The level of the Basket decreases from the Starting Basket Level of
100 to an Ending Basket Level of 85.
Although the Basket Return is negative, because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Contingent
Buffer Amount of 15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of
100 to an Ending Basket Level of 140.
Because the Ending Basket Level of 140 is greater than the Starting Basket
Level of 100 and the Basket Return of 40% exceeds the hypothetical Maximum
Return of 26.75%, the investor receives a payment at maturity of $1,267.50 per
$1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of
100 to an Ending Basket Level of 60.
Because the Basket Return is negative and the Ending Basket Level of 60 is less than the Starting Basket Level of 100 by more than the Contingent Buffer Amount of 15.00%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows: $1,000 + ($1,000 [] -40%) =
$600.00

Hypothetical Examples of Index Return Calculations
Example 1: The Index closing level of the Index increases from 100 on the pricing date to 110 on the Observation Date, and the Exchange Rate of the Index
remains flat at 2.50 from the pricing date to the Observation Date.
The Ending Index Level of the Index is equal to: 110 [] 2.50 = 275
Because the Ending Index Level of 275 is greater than the Initial Index Level of 250, the Index return is positive and is equal to 10%.
Example 2: The Index closing level of the Index remains flat at 100 from the pricing date to the Observation Date, and the Exchange Rate of the Index
increases from 2.50 on the pricing date to 3.00 on the Observation Date.
The Ending Index Level of the Index is equal to: 100 [] 3.00 = 300
Because the Ending Index Level of 300 is greater than the Initial Index Level of 250, the Index return is positive and is equal to 20%.
Example 3: The Index closing level of the Index remains flat at 100 from the pricing date to the Observation Date, and the Exchange Rate of the Index
decreases from 2.50 on the pricing date to 2.00 on the Observation Date.
The Ending Index Level of the Index is equal to: 100 [] 2.00 = 200
Because the Ending Index Level of 200 is less than the Initial Index Level of
250, the Index return is negative and is equal to -20%.
Example 4: The Index closing level of the Index increases from 100 on the pricing date to 110 on the Observation Date, but the Exchange Rate of the Index
decreases from 2.50 on the pricing date to 2.00 on the Observation Date.
The Ending Index Level of the Index is equal to: 110 [] 2.00 = 220
Even though the closing level of the Index has increased by 10%, because the
Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 220 is less than the Initial Index Level on the Observation Date of 250, the Index
return is negative and is equal to -12%.

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, product supplement and underlying supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

[] YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS -- The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Indices and changes in the
Exchange Rate and will depend on whether, and the extent to which, the Basket
Return is positive or negative. If the Ending Basket Level is less than the
Starting Basket Level by more than the Contingent Buffer Amount of 15.00%, which includes any decline caused by a change in the Exchange Rate, you will lose 1% of the principal amount of your notes for every 1% that the Ending
Basket Level is less than the Starting Basket Level. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.
[] YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN -- If the
Ending Basket Level is greater than the Starting Basket Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 26.75% .

[] A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCY RELATIVE TO THE U.S.
DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES -- The return on the notes is based on the performance of the Indices and the Exchange Rate. The Ending
Index Level of each Index is determined based on the Adjusted Index Level of that Index, which is the Index closing level of that Index, converted into U.S.
dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency)
may adversely affect your return on the notes.

[] CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- Recent Developments," "Liquidity Risk
Management -- Credit Ratings," "Item 4. Controls and Procedures" and "Part II.
Other Information -- Item 1A. Risk Factors" in our Quarterly Report on Form
10-Q for the quarter ended June 30, 2012.
[] POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors -- Risks
Relating to the Notes Generally" in the accompanying product supplement no. 5-I for additional information about these risks.
[] THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE
OBSERVATION DATE -- If the Ending Basket Level is less than the Starting Basket
Level by more than the Contingent Buffer Amount of 15.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Basket.
[] CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as
JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under
"Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
[] CHANGES IN THE LEVELS AND EXCHANGE RATES OF THE INDICES MAY OFFSET EACH
OTHER -- The notes are linked to an equally weighted Basket composed of the
Indices, converted into U.S. dollars. Price movements in the Indices may not correlate with each other. At a time when the level of one of the Indices increases, the level of the other Index may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one of the Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Index. In addition, price movements in the Indices and movements in the Exchange Rate may not correlate with each other. At a time when the level or Exchange Rate of an Index increases, the Exchange Rate or level, respectively, of that Index may decline.
Therefore, in calculating the Ending Basket Level, increases in the level or
Exchange Rate of that Index may be moderated, or more than offset, by declines in the Exchange Rate or level, respectively, of that Index.
[] NON-U.S. SECURITIES RISK -- The equity securities that compose the Indices have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about
U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.
[] EVEN THOUGH THE UNDERLYING CURRENCY AND THE U.S. DOLLAR TRADE AROUND THE
CLOCK, THE NOTES WILL NOT -- Because the inter-bank market in foreign currencies is a global, around -the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying
Currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
[] THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK -- Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.
The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Hong Kong, the
United States, and economic and political developments in other relevant countries.
Of particular importance to potential currency exchange risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments in Hong Kong and the United States and between each country and its major trading partners; political, civil or military unrest in Hong
Kong and the United States; and the extent of governmental surplus or deficit in Hong Kong and the United States. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Hong Kong and the United States and those of other countries important to international trade and finance.
[] CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL
TURMOIL -- In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United
States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.
Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
[] LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
[] MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the level of the Basket on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the
Indices and the Exchange Rate; the time to maturity of the notes; the dividend rates on the equity securities underlying the Indices; interest and yield rates in the market generally; correlation (or lack thereof) between the Indices and between the Indices and the Exchange Rate; suspension or disruption of market trading in the Underlying Currency or the U.S. dollar; a variety of economic, financial, political, regulatory and judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.
The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. Calculation and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.